Hogan & Hartson, LLP

875 Third Avenue,

New York, New York 10022

October 12, 2005

VIA EDGAR AND COURIER

Stephen G. Krikorian

Branch Chief - Accounting

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	NDS Group plc

Form 10-K for Fiscal Year Ended June 30, 2005

File No.: 0-30364

Dear Mr. Krikorian:

On behalf of NDS Group plc, this letter is in response to the staff’s letter of comment dated September 27, 2005 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2005. For the convenience of the staff, we have set out each of the comments in bold italic font immediately preceding the corresponding response.

1.	We note that you follow SAB No. 104, SOP 97-2 and EITF 00-21 in recognizing your revenue. Please clarify how these models interact, in the context of each of your revenue streams, by telling us the following:

a.	For each revenue stream presented on the statement of operations, identify the individual elements included in each type of arrangement and which revenue recognition models are being applied. Ensure that your response addresses each of the technology solutions and services described within the Business Overview section (pages four through six) and identifies the revenue stream to which each is classified;

b.	Clarify the timing under which you provide each deliverable, incur costs, and receive payments from customers;

Stephen G. Krikorian

Branch Chief - Accounting

October 12, 2005

c.	Describe the terms of any customer acceptance provisions contained in each type of arrangement;

•	Response –

Conditional access • Smart cards

a) Smart cards are sold to our customers who are primarily television platform operators. Where smart cards are sold in a stand-alone arrangement, sales are accounted for in accordance with SAB No. 104. Where changeover smart cards are provided as part of a security contract, the guidance of EITF 00-21 is also followed, as explained under our answer to question 2 below.

b) Smart cards are delivered in accordance with instructions from customers. Customers are billed partly on order and partly on delivery. Normal credit payment terms are observed. Costs incurred on the manufacture and processing of smart cards are included in inventory, and expensed on delivery.

c)	There are no customer acceptance provisions associated with the supply of smart cards.

Conditional access • Security fees

a) Security fees are received from a platform operator for the provision of ongoing security maintenance. Revenue for security fees is recognized based on SAB No. 104. Where changeover smart cards are provided as part of a security contract, EITF 00-21 is also followed, as explained in our answer to question 2 below.

b) Security maintenance is delivered over the relevant contractual periods. The cost of changeover smart cards is expensed when the cards are delivered. Other costs are expensed as incurred during the contractual period. Payments are received from customers on a periodic basis over the period covered by the contract (typically on a monthly basis).

c) There are no customer acceptance provisions associated with the supply of security maintenance. However, if there is a security breach under the terms of the contract, the Company may receive a reduced, or no, security fee while the security breach is not remedied.

Stephen G. Krikorian

Branch Chief - Accounting

October 12, 2005

Integration, development and support

a) Integration, development and support services are provided to platform operators. This category includes:

i) The design and implementation of conditional access software (typically a VideoGuard system) at the customer’s head end, for which revenue is recognized under SOP 97-2;

ii) The design and implementation of middleware for set top boxes, for which revenue is recognized under SOP 97-2;

iii) Provision of support relating to the maintenance of these systems, for which revenue is recognized under SOP 97-2;

iv) Integration and support services relating to the provision of enhancements or other services requested by the customer. Where the software element of the services is more than incidental, the provisions of SOP 97-2 apply. Otherwise, SAB No. 104 applies.

b) i) The timing of delivery of both conditional access software and middleware is based on the milestones and deadlines set forth in any applicable contract. Costs are incurred during the development/integration phase over the period in which the development/integration work is performed. Billing and payment is usually spread across milestones with payment typically due thirty to sixty days following invoicing.

ii) For support contracts, services are delivered over the contract period. Costs are incurred and expensed over the contractual period. Billing and payment are normally date-based and costs are expensed as and when incurred.

c) In most instances, the contractual documentation will specify a detailed Acceptance Test Program (“ATP”) to confirm that the system works in the way in which it was defined. In such instances, revenue is recognized when signed ATP documentation is received from the customer. When no ATP is specified, revenue is

Stephen G. Krikorian

Branch Chief - Accounting

October 12, 2005

recognized when the customer has paid or indicated that it will pay the final milestone, which is typically timed with the launch of the service. Fees for support or consulting services are not subject to customer acceptance provisions; however, revenue is only recognized when, and to the extent that, the customer has indicated its intention to pay.

License fees and royalties

a) This consists of royalties and license fees receivable after installation and acceptance relating to conditional access software and middleware. The license agreements are entered into with set-top box manufacturers. Revenue is recognized in accordance with SOP 97-2.

b) Royalties are earned either when the software is incorporated into set-top boxes produced by manufacturers, or when the set top boxes are deployed by the platform operator, or when the software has been downloaded to set-top boxes at subscribers’ homes. Royalty reports are received from our customers certifying the number of units manufactured, deployed or downloaded. These are received quarterly and payments are due at that time. There are no costs associated with this revenue stream.

c) The right to receive the royalty stream commences once the software has been accepted by the manufacturer and/or platform operator.

New technologies

a) Contracts which we group under our New technologies revenue stream are entered into with platform operators, content providers or set-top box manufacturers. Revenues from New technologies include the following technologies:

i) Content protection revenue is accounted for under SOP 97-2. These technologies are currently in the development phase and have not been material.

ii)	Personal Video Recording (PVR) revenue, accounted for under SOP 97-2.

Stephen G. Krikorian

Branch Chief - Accounting

October 12, 2005

iii) Broadband & Internet Protocol Television (IPTV) revenue, which to date has included only initial system supply and smart card supply, is accounted for in accordance with SOP 97-2.

iv) Interactive television infrastructure & applications revenue. Where this relates to the supply of infrastructure, revenue recognition is guided by SAB No. 104. Where licenses for specific applications are sold, the provisions of SOP 97-2 are followed.

v) Integration and support services relate to the provision of enhancements and other services requested by the customer. Where the software element of the services is more than incidental, the provisions of SOP 97-2 apply. Otherwise, SAB No. 104 applies.

b) Timing of delivery, incurring of costs and receipt of payment for Content protection, and Broadband & IPTV are similar to those described above for the integration development and support of conditional access. Similarly, the timing for interactive television infrastructure & applications and PVR are similar to those described above for Integration development & support or License fees & royalties for conditional access.

c) The delivery of an initial software license or additional functionality will normally be subject to ATP provisions. The right to receive ongoing royalty income based on set-top box deployment or the usage of a particular application commences with the acceptance of the software by the customer.

Other

a) Other revenues include revenues incidental to our main business, such as the supply of hardware. Revenue recognition is guided by SOP 97-2, where the hardware is incidental to the supply of the software. Otherwise SAB No. 104 applies.

b) The timing of delivery of other goods and services incidental to our main business is normally based on the milestones and deadlines set forth in a specific contract. Costs are deferred until delivery. Payment is normally linked to delivery and subject to usual credit terms.

Stephen G. Krikorian

Branch Chief - Accounting

October 12, 2005

c) Where the supply is an integral part of an initial system delivery then customer acceptance is normally included within an ATP process. Otherwise, customer acceptance is not applicable.

d.	Describe how you allocate revenue to each of the elements in each type of arrangement and how you determined the existence of fair value of each element, or, in the case of software arrangements, how you have established VSOE.

Response – A number of our contracts include multiple deliverables. Where the contract includes software that is more than incidental, we follow SOP 97-2. Otherwise SAB No. 104 and EITF 00-21 apply. The accounting for each contract is considered on its own specific terms. The following examples illustrate the way in which we apply the accounting guidance:

i) Initial system supply coupled with supply of smart cards and security services. The provisions of SOP 97-2 apply. Following the delivery of the initial system, the undelivered elements comprise smart cards and, in some cases, security services. We establish VSOE for the undelivered elements by reference to prices charged under standalone arrangements.

ii) Changeover smart cards provided at no additional charge as part of an ongoing security contract. See our answer to question 2 below.

iii) Ongoing support services contracted for together with integration and development services. This type of arrangement contains more than an incidental amount of software and, accordingly, SOP 97-2 applies. The undelivered element comprises the ongoing support services. We establish VSOE by reference to prices charged for similar services provided to other customers under separate arrangements.

Stephen G. Krikorian

Branch Chief - Accounting

October 12, 2005

2. We note that changeover cards are periodically provided in order to permit “new features and up-to-date technology to be introduced” (page 4). With regard to arrangements which include undelivered changeover cards, tell us how you have considered whether the changeover cards represent obligations to provided specified future products or whether the features provided by the changeover cards are to be provided on an as-available basis (e.g., software upgrades). That is, explain in detail how you are accounting for the conditional access smart cards and security fees. This discussion should address the basis for accounting for the changeover cards as a separate element from the maintenance revenues. Indicate the accounting literature that supports your accounting for the changeover cards.

Response • A smart card has a finite useful life. With technology improving over time and piracy remaining a constant threat to security, in order to maintain security a given generation of smart card will need to be changed from time to time and replaced with a more secure and technically advanced device (i.e., a “changeover card”).

The exact way in which card changeovers are covered in customer contracts is the product of negotiation and therefore varies from contract to contract. However, there are three principal contractual approaches:

“Contract Type A”: The security fee includes security maintenance, as well as all costs for design and supply of changeover cards. The contracts explicitly require us to supply changeover cards at no additional charge. However a separate design fee may be charged if the customer takes the opportunity of the card changeover to request that additional features be incorporated into the card.

“Contract Type B”: The security fee covers “security maintenance”, but not card changeover. The fee is substantially lower than in Contract A. Changeover cards will be subject to a separate purchase order issued under the framework of the main contract at some mutually agreed, but future time. We will charge the customer extra for card design work. The price per changeover card will be the standard new card price, subject only to volume discounts.

“Contract Type C”: The customer pays a reduced price (in practice, 50%, excluding volume discounts) for the changeover cards and the security fee is lower than

Stephen G. Krikorian

Branch Chief - Accounting

October 12, 2005

Contract Type A, but higher than Contract Type B. No extra design fee would be charged, unless there were customer-requested enhancements incorporated into the card. The level of service is the same as under Contract Type A. The substantive difference is that an additional charge is made for the supply of changeover cards but such charge is less than fair value.

Therefore, under Contract Types A and C, an element of the security fee revenue relates to the obligation to supply changeover cards. Apart from this aspect, the security services are provided over the term of the contract. We consider the changeover card to be a separate element of the security service because a changeover card is identical in all respects to smart cards supplied for use by a new subscriber.

The supply of changeover cards in these circumstances is a separate unit of accounting from the provision of on-going security services because the criteria of paragraph 9 of EITF 00-21 are satisfied. The consideration is allocated to the separate units of accounting using the residual method described in paragraph 12 of EITF 00-21. The fair value of the undelivered changeover cards is determined by reference to the number of changeover cards to be supplied, as well as a per card value based on an expected price for a smart card supplied under a standalone arrangement. The residual amount is allocated to security services, subject to the limitations set by paragraph 14 of EITF 00-21.

Accordingly, revenue attributable to the undelivered changeover cards is deferred and only recognized when the changeover cards are delivered.

On behalf of the Company, we hereby acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen G. Krikorian

Branch Chief - Accounting

October 12, 2005

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at 212-918-8270.

Very truly yours,

/s/ Amy Bowerman Freed
Amy Bowerman Freed